EX-99.1

For:        B+H Ocean Carriers Ltd

From:      Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside St
Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H OCEAN CARRIERS LTD. ANNOUNCES APPROVAL OF REVERSE STOCK SPLIT AT ANNUAL GENERAL MEETING; SCHEDULES REVERSE FORWARD STOCK SPLIT FOR NOVEMBER 28, 2011; PLAN TO DE-LIST AND GO DARK

NEW YORK, NEW YORK, November 22, 2011..... B+H Ocean Carriers Ltd, (NYSE AMEX: BHO) BHO today reported that at the Annual General Meeting of Stockholders, held at BHO’s offices in Hamilton, Bermuda on November 22, 2011, its shareholders approved a proposed reverse stock split. BHO has set November 28, 2011 as the effective date for the reverse/forward stock split.

BHO continues to pursue reductions to the costs of operating its business. BHO expects to achieve a savings in General and Administrative costs by over 20% in the upcoming year without any reduction in the resources dedicated to its business activities. BHO believes that by delisting from NYSE Amex and discontinuing its filings with the Securities and Exchange Commission, it will be able to achieve a portion of the savings.  At the Annual General Meeting, BHO’s shareholders approved a 1 for 101 reverse stock split to enable cashing out holders of less than 101 shares of BHO common stock at $4.00 per share (pre-split), followed by a 101 for 1 forward stock split for the shares remaining outstanding. On November 22, 2011, BHO notified the NYSE Amex that it will discontinue listing on NYSE Amex as a publicly traded company.  BHO plans to file to discontinue the associated Securities and Exchange Commission filing requirements shortly thereafter.  After delisting, BHO stock would be tradable on the over-the-counter market. The proxy statement sent to stockholders detailing the reverse forward stock split can be obtained from BHO’s web site: www.bhocean.com , or from our Report on Form 6-K filed with the Securities and Exchange Commission.

About the Company

B+H Ocean Carriers Ltd is an international shipowning and operating company with a fleet of five product-suitable Panamax combination carriers capable of transporting both wet and dry bulk cargoes and a 50% interest in an additional combination carrier.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

For further information, including the Company’s 2010 Annual Report on Form 20-F and previous announcements, access the Company’s website at www.bhocean.com

Company contact:            John LeFrere
Tel:  +1 917 225 2800
Email: investorrelations@bhcousa.com